Exhibit (a)(5)(v)

April 14, 2003

Dear Tyler Technologies Stockholder:

        We invite our stockholders to tender shares of common stock, $0.01 par value per share, for purchase by Tyler Technologies, Inc. We are offering to purchase up to 4,200,000 shares of our common stock from existing stockholders, subject to the terms set forth in the enclosed Offer to Purchase and the related Letter of Transmittal, as amended or supplemented from time to time, which together constitute the tender offer.

        The purchase price paid by us will not be in excess of $4.00 per share nor less than $3.60 per share, net to you in cash, without interest. We are conducting the tender offer through a procedure commonly referred to as a "Modified Dutch Auction." This procedure allows you to select the price or prices within the specified price range at which you are willing to sell all or a portion of your shares to us. We will determine the actual purchase price in accordance with the terms of the tender offer. All shares purchased under the tender offer will receive the same price.

        Any stockholder whose shares are properly tendered directly to EquiServe Trust, N.A., the depositary of the tender offer, and purchased under the tender offer will, subject to the "odd lot" priority, proration, and conditional tender provisions set forth in the Offer to Purchase, receive the net purchase price in cash, without interest, promptly after the expiration of the tender offer. You may tender all or only a portion of your shares upon the terms and subject to the conditions of the tender offer. Stockholders who own fewer than 100 shares should note that the tender offer represents an opportunity for them to sell their shares without reduction for any "odd lot" discounts. If you do not wish to participate in the tender offer, you do not need to take any action.

        The terms and conditions of the tender offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

        Our Board of Directors has approved the offer. However, neither we nor our Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price or purchase prices at which your shares should be tendered. In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the offer. You should discuss whether to tender your shares with your broker or other financial or tax advisor. Our directors and executive officers have advised us that they do not intend to tender any shares in the offer.

        The tender offer will expire at 12:00 Midnight, New York City time, on Monday, May 12, 2003, unless extended by us. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact Georgeson Shareholder Communications Inc., the Information Agent for the tender offer, at (800) 654-1685. Requests for additional copies of the Offer to Purchase, Letter of Transmittal, or other tender offer materials may be directed to the Information Agent and such copies will be furnished promptly at our expense. Tyler Technologies, Inc. stockholders may also contact their individual brokers, dealers, banks, or trust companies for assistance concerning this offer.

                        Yours very truly,

                        John M. Yeaman
                        President and Chief Executive Officer